UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Arizona Instrument Corporation
                         ------------------------------
                                (Name of Issuer)

                           $.01 par value common stock
                           ---------------------------
                         (Title of Class of Securities)

                                    040903205
                                   ----------
                                 (CUSIP Number)




                                     AZI LLC
                              1912 West 4th Street
                                 Tempe, Arizona
                                 (602) 281-1759
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



                                                   SCHEDULE 13D

CUSIP No. 040903205

1)       Names of Reporting Persons and I.R.S. Identification No. of Reporting
         Entities:

         AZI LLC, an Arizona Limited Liability Corporation, T.I.N.  Applied For
                                                                   -------------
         Group Members:
             George G. Hays

             Chez & Schwartz Inc. Profit Sharing Plan dated 12/19/73
                 the beneficial owner of which is Harold D. Schwartz, and
             Hays Family Revocable Lifetime AB Trust (Dated October 14, 1998),
                 the beneficial owners of which are Mr. and Mrs. George J. Hays.


2)       Check the Appropriate Box if a Member of a Group*
         (a)       X
                  ------------------------------------------------------------
         (b)
                  ------------------------------------------------------------
(3)      SEC Use Only

(4)      Source of Funds (See Instructions) BK
                                            ----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) X
                           ---

(6)      Citizenship or Place of Organization             Arizona
                                                     ----------------

Number of shares beneficially owned by each reporting person with:

         (7)      Sole Voting Power

                  George G. Hays: 51,418;1 Harold D. Schwartz:  45,370

         (8)      Shared Voting Power     0
                                      --------

         (9)      Sole Dispositive Power

                  George G. Hays: 51,418; Harold D. Schwartz:  45,370

----------------------

1 45,000 of the 51,418 shares beneficially owned by George Hays are vested options to purchase shares at $4.60 per share.




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



         (10)     Shared Dispositive Power   0
                                           -----

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         George G. Hays: 51,418; Harold D. Schwartz:  45,370

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares     .
                                                                           -----

(13)     Percent of Class Represented by Amount in Row (11)

         George G. Hays: 3.7%, Harold D. Schwartz:  3.4%

(14)     Type of Reporting Person       00
                                    ----------


















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




Item 1.  Security and Issuer.

         This statement relates to the $.01 par value common stock of Arizona Instrument Corporation The address of the principal executive offices of Arizona Instruments is 4114 East Wood Street, Phoenix, Arizona 85040.

Item 2.  Identity and Background.

         AZI LLC is a limited liability company organized under the laws of Arizona. AZI LLC was formed for the sole purpose of acquiring Arizona Instruments and continuing the business of Arizona Instrument Corporation. The members of AZI LLC are George G. Hays; Chez & Schwartz Inc. Profit Sharing Plan Dated 12/19/73, the beneficial owner of which is Harold D. Schwartz; and the Hays Family Revocable Lifetime AB Trust (Dated October 14, 1998), the beneficial owners of which are Mr. and Mrs. H. George Hays. The principal office and principal place of business of AZI LLC is 1912 West 4th, Tempe, Arizona, 85281.

         Neither AZI LLC nor any of its members have during the last five years been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         To complete the merger of Arizona Instrument Corporation with and into AZI LLC, AZI LLC and all of its members shall cancel all shares of Arizona
Instrument Corporation currently held by them and shall pay all other shareholders of Arizona Instruments, Inc's. common stock $5.00 per share for each share of outstanding stock.

         In order to purchase the referenced shares, AZI LLC has secured financing from Imperial Bank and from Arizona MultiBank Community Development Corporation. On March 21, 2000, the Reporting Person accepted a commitment letter from Imperial Bank to provide up to $6 million to fund the merger. A copy of the Commitment Letter is filed as Exhibit 7.2 hereto and is incorporated by reference herein. On March 21, 2000, the Reporting Person accepted a commitment letter from Arizona MultiBank Community Development Corporation to provide $500,000 to fund the merger. A copy of the Commitment Letter is filed as Exhibit
7.3 hereto and is incorporated by reference herein. The balance of the required funds (approximately $500,000) will be provided from the personal funds of the members of AZI LLC.



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

Item 4.  Purpose of Transaction.

         On January 31, 2000, a Proposal was executed between the parties which requires Arizona Instrument Corporation and a corporation to be formed (now AZI
LLC)  to  enter  into  an  Acquisition   Agreement  whereby  Arizona  Instrument
Corporation, a Delaware corporation, would be merged with and into the new corporation, AZI LLC, an Arizona limited liability company organized for the purpose of effectuating the merger and continuing the business of Arizona Instrument Corporation. A copy of this Proposal is attached as Exhibit 7.1. The parties are currently negotiating the Merger Agreement.

         The purpose of the merger is to engage in a going private transaction. The Merger Agreement will provide that AZI LLC shall cancel all outstanding shares of Arizona Instrument Corporation which are currently owned by AZI LLC or its members, and shall purchase all remaining outstanding shares at $5.00 per share, at which point Arizona Instrument Corporation will be merged with and into AZI LLC, and AZI LLC will be the surviving entity. The identified transaction is subject to Delaware dissenters' rights and/or rights of appraisal and the merger is subject to the approval of the holders of 50 percent of the outstanding shares of common stock.

         The Board of Directors of Arizona Instrument Corporation has agreed to recommend that the shareholders of Arizona Instrument Corporation approve the merger.

Item 5.  Interest in Securities of the Issuer.

         George G. Hays is the beneficial owner of 51,418 shares, or 3.7% of the total shares outstanding, of the common stock of Arizona Instrument Corporation Beneficial ownership of 45,000 of such shares is through vested options to purchase those shares at $4.60 per share. Harold D. Schwartz owns 45,370, or 3.4% of the total shares outstanding, of the common stock of Arizona Instrument Corporation. George G. Hays and Harold D. Schwartz have sole voting power and sole dispositive power with respect to the referenced shares.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Arizona Instrument Corporation, and AZI LLC have executed a Proposal and an Agreement and Plan of Merger as described in Item 4 and the Board of Directors of Arizona Instrument Corporation, have agreed to recommend the transaction to its shareholders.

Item 7.  Material to be Filed as Exhibits.

         7.1      Executed Proposal
         7.2      Commitment Letter from Imperial Bank
         7.3 Commitment Letter from Arizona Multibank Community Development Corporation



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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 27, 2000


AZI LLC

By:      /s/ George G. Hays
         -------------------------
         George G. Hays, Manager






















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